EMGOLD MINING CORPORATION

Suite 1010 – 789 West Pender Street

Vancouver, B.C.  V6H 1H2

www.emgold.com

November 14, 2012	TSX Venture Exchange: EMR
OTCQB: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT FOR AUTHORIZED DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

EMGOLD ANNOUNCES TRANSACTIONS INVOLVING ITS BUCKSKIN RAWHIDE EAST PROPERTY AND NON-BROKERED PRIVATE PLACEMENT FINANCING FOR UP TO CDN$2.5 MILLION

Emgold Mining Corporation ("Emgold" or the "Company") announces that, subject to TSX Venture Exchange acceptance, it has signed an Option Agreement that will allow it to complete an early buyout (the "Option") of all underlying property rights, including royalty rights, in its Buckskin Rawhide East Property (the "Property") in Nevada. As described below, the Option provides that Emgold may pay two arm's-length parties an aggregate of US$510,000 to allow Emgold to consolidate a 100% interest in the 52 unpatented mineral claims, totaling 835 acres, that make up the Property.

In order to finance the exercise of the Option, Emgold has signed a Letter Agreement (the "LA") with Rawhide Mining LLC ("RMC") pursuant to which Emgold would issue to RMC on a private placement basis, common shares and warrants in an amount of CDN$1.0 million.  RMC operates the Rawhide Gold Mine in Nevada.  In addition to the Property, Emgold has two additional exploration properties adjacent to or near RMC’s Denton-Rawhide Mine, namely the Buckskin Rawhide West and the Koegel Rawhide Properties.

Also pursuant to the LA, upon completion of the title transfer of the Property to Emgold, Emgold will subsequently option the Property to RMC.  RMC plans to complete exploration activity on the Property with the goal of defining a mineral resource that, if successful, could ultimately be developed, permitted, and mined at the adjacent Rawhide Mine.  RMC will have the option of acquiring a 100% interest in the Property by achieving commercial production from any resources discovered, at which time Emgold’s interest would be converted to a “Bonus Payment”, based on ounces of gold mined from the Property.

In addition, Emgold proposes to carry out a concurrent non-brokered private placement, to raise up to an additional CDN$1,500,000.  Details of the various transactions are outlined below.

David Watkinson, President and CEO of Emgold stated, “This series of transactions allows Emgold to completely consolidate the ownership of 100% interest the Buckskin Rawhide East Property and achieve an early buyout of the underlying property ownership under much more favorable terms than currently exist.  In turn, by optioning the Property to RMC, Emgold is establishing an alliance with RMC whereby they will explore the Property and, if successful in delineating any minable reserves, the opportunity will exist to fast track the Property into production as an extension of the Rawhide Mine.  If the Property is brought into production, this will provide Emgold with cash flow through Bonus Payments.  Management of Emgold believes the alliance with RMC will provide the fastest exploration and development path for the Property.  In addition, the potential exists to expand this alliance as Emgold explores its other two properties in the vicinity of the Rawhide Mine.”

Details of the Private Placement

Pursuant to the LA, Emgold and RMC have a binding agreement pursuant to which RMC would subscribe for 8,571,428 units at a price of CDN$0.07 per unit ("Units"), for total proceeds of CDN$600,000.  Each Unit will consist of one common share of the Company and one half of one non-transferable share purchase warrant. Each full warrant would entitle the holder to purchase for a period of 24 months, one additional common share of the Company at a price of CDN$0.12 per share.  No finder’s fees are payable in connection with this financing.  Shares issued will be subject to a four month and one day hold period. This portion of the private placement will be utilized by the Company to complete the acquisition of the Property.

Also pursuant to the LA, RMC would subscribe for an additional number of Units, at a price to be determined, subsequent to dissemination of this news release, for proceeds of CDN$400,000.  Each Unit will consist of one common share of the Company and one half of one non-transferable share purchase warrant. Each full warrant would entitle the holder to purchase for a period of 24 months, one additional common share of the Company at a price of CDN$0.12 per share.  No finder’s fees are payable in connection with this financing.  Shares issued will be subject to a four month and one day hold period.

Emgold also proposes to carry out a concurrent non-brokered private placement of additional Units, at a price equal to the greater of CDN$0.07 or the market price of the shares of Emgold, to be determined subsequent to dissemination of this news release, to raise up to an additional CDN$1,500,000.  Each Unit will consist of one common share of the Company and one half of one non-transferable share purchase warrant. Each full warrant would entitle the holder to purchase for a period of 24 months, one additional common share of the Company at a price of CDN$0.12 per share.  Shares issued will be subject to a four month and one day hold period.  Finder's fees and finder’s warrants may be paid in connection with some or all of this concurrent private placement in accordance with TSX-Venture Exchange policies. Shares issued on the exercise of the finder's warrants would also be subject to a minimum hold period of four months and one day.

Subject to Emgold's success at completing a concurrent private placement, the transaction with RMC could result in RMC holding between 15 and 20% of Emgold's outstanding shares and therefore, pursuant to the rules of the TSX Venture Exchange, would require shareholder approval. Accordingly, it is expected that closing of the second portion of the subscription by RMC may be put to Emgold's shareholders for consideration at its AGM scheduled for December 12, 2012.

The proposed financing is subject to all necessary regulatory approvals. The proceeds of the financing will be used for acquisition of the Property, fees associated with the transactions, exploration of Emgold’s Nevada and B.C. properties, and for general working capital.

Details on the Acquisition of the Buckskin Rawhide East Property

Pursuant to the Option, Emgold plans to purchase the 100% interest in six claims and 75% interest in 40 claims making up part of the Property held by Nevada Sunrise LLC ("Nevada Sunrise"), including all underlying royalty rights, for US$400,000.  The Company also plans to complete the purchase of the remaining 25% interest in the 40 claims making up part of the Property held by the Estate of Maurice and Lorraine Castagne ("Castagne") for US$110,000.  Details of the acquisition of the Company’s current interest in the Property are set out in the Company’s news release dated December 1, 2009.

The exercise of the Option eliminates the need for Emgold to fund annual advance royalty payments and complete an NI 43-101 feasibility study to acquire part of the Property from Nevada Sunrise.  It eliminates any future minimum royalty payments or Net Smelter Royalty payments that would need to be made to Nevada Sunrise should the Property be brought into production.  It therefore allows Emgold to acquire the combined Nevada Sunrise and Castagne interest in the Property at a significant discount.

Details of the Lease Agreement with Rawhide Mining Company

Subject to transfer of the Property title to Emgold from Nevada Sunrise and Castagne, pursuant to the LA, Emgold has a binding agreement to lease the Property to RMC under the following general terms and conditions:

  The Lease Term is 20 years.

  Advance royalty payments will be $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.

  During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.

  RMC will conduct a minimum of US$250,000 in exploration activities by the end of Year 1.

  RMC will conduct an additional minimum of US$250,000 in exploration activities by the end of Year 3, for a total of US$500,000 in exploration activities by the end of Year 3.

  RMC will have the option of earning a 100% interest in the Property by bringing it into commercial production.

  Upon bringing the property into commercial production, RMC will make “Bonus Payments” to Emgold.  Bonus Payments will be US$15 per ounce of gold when the price of gold ranges between US$1,200 per ounce and US$1,799 per ounce.  If the price of gold exceeds US$1,800 per ounce, the Bonus Payment will increase to US$20 per ounce

  After meeting its exploration requirements, should RMC subsequently elect to drop the Property or decide not to advance it, the Property will be returned to Emgold.  Should Emgold subsequently advance the Property into production, RMC shall then be entitled to the same type of Bonus Payments as contemplated in 7 above.

About the Buckskin Rawhide Property

The Property is an exploration property located in the Rawhide Mining District, about 40 miles southeast of Fallon. It consists of 52 unpatented mineral lode claims totaling approximately 835 acres.  Six of these claims, totaling 120 acres were staked by Emgold.  The balance is currently under an option and lease to Emgold from Nevada Sunrise, with Castagne holding a 25% carried interest in a portion of the claims.  It contains occurrences of gold and silver mineralization and was sampled and drilled historically by Kennecott Minerals Company (“Kennecott”) and others.  It is surrounded by RMC's Denton-Rawhide Mine and Pilot Gold Corporation’s (“Pilot Gold’s”) Regent exploration property.

The Denton-Rawhide Mine was owned and operated by Kennecott from 1988 to 2010.  From 1990 through 2010, the Denton-Rawhide Mine produced 1.5 million ounces of gold and 12.7 million ounces of silver, according to Muntean (in Nevada Bureau of Mines and Geology Special Publication MI-2010, 2011). In 2010, the Denton-Rawhide Mine was acquired by RMC, who advise that they continue to produce gold from historic heap leach pads and are in the process of re-opening the mine.

The Regent property is owned by Pilot Gold and was previously explored and drilled by Kennecott in the 1990's.  Since its formation, Pilot Gold has been conducting exploration on the property, including reverse circulation and diamond drilling according to Pilot’s public disclosures.

It should be noted that proximity of the Buckskin Rawhide East to other exploration properties in the area does not mean a resource will be identified or delineated at Buckskin Rawhide East.  However, the presence of similar geology and structures on the three properties does increase the potential for exploration success.

Historically, based on internal records, Kennecott drilled over 80 reverse circulation holes on the Buckskin-Rawhide Property. Those results indicated potential for delineation of both high grade mineralized gold/silver veins and bulk minable disseminated gold/silver zones, which led to Emgold acquiring the Property.  Emgold reviewed historic data, conducted geological mapping and field sampling, and subsequently discovered the Black Eagle High Grade Vein Target and the Chicago Mountain Bulk Disseminated Target.  Information on the Property can be found at www.emgold.com.

The scientific or technical information contained in this news release has been reviewed and approved by Mr. Robert Pease, P.Geo., Chief Geologist of the Company, a Qualified Person as defined in National Instrument 43-101.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel:  (778) 375-3106
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.  This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the various transactions proposed herein, exploration potential, and other statements.  Forward-looking statements are based on certain assumptions that the counterparties to the proposed transactions act in good faith, that financing is available on acceptable terms, that Emgold receives TSX Venture Exchange acceptance for the transactions, that any required shareholder approval for part of the financing involving RMC, that RMC will be able to raise funding to conduct exploration, obtain the necessary permits to conduct exploration activities, and be successful in conducting such exploration activities. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure to obtain the required financing, failure of counterparties to perform their obligations or commitments pursuant to the Option and the LA, failure to obtain the required permits, and failure to achieve exploration success.  Other risk factors include changes in metal prices, the price of the Company's shares, the costs of labour, the cost of equipment, the cost of supplies, approvals by federal, state, and local agencies, permitting delays, legal challenges to permits, general economic, market or business conditions, and other factors beyond the control of the Company. The Company does not intend to update or revise any forward-looking information whether as to a result of new information, future events or otherwise, except as required by law.